Exhibit 99.1

Check-Cap Extends Registration Deadline for Holders of Ordinary Shares
Purchased in its Initial Public Offering to be Eligible to Receive Long Term
Incentive Warrants to August 23, 2015

ISFIYA, Israel, June 24, 2015 - Check-Cap Ltd. (Nasdaq:  CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, announced today that it has extended the deadline from June 24, 2015 to August 23, 2015 for holders of its ordinary shares who were the original purchasers of  units in the Company’s initial public offering  and who wish to receive Long Term Incentive Warrants, to register the ordinary shares underlying such units in their own names and not in “street name.”

Holders of ordinary shares underlying units purchased in Check-Cap’s initial public offering who currently hold such ordinary shares in “street name” are advised to contact their brokers to initiate the process of registering these ordinary shares in their own names as soon as possible. Brokers should check within their firm’s operations department for guidance on registering ordinary shares for their clients out of “street name.”  Any holder who fails to register the ordinary shares underlying the units purchased by such holder in Check-Cap’s initial public offering by August 23, 2015, will not be eligible to receive any Long Term Incentive Warrants.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company focused on the development of innovative imaging devices. The Company is developing an ingestible capsule for the identification of colorectal cancer and pre-cancerous lesions in the colon. Utilizing proprietary, ultra-low-energy X-ray-based technology, the capsule safely generates high-resolution, 3-dimensional imagery of the interior of the colon. Without requiring traditional bowel preparation or modifications to a person's diet and activities, Check-Cap's system is designed to be patient-friendly and to increase compliance with colorectal cancer screening recommendations.  The Check-Cap imaging system is not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com